GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

October 3, 2007

Via Federal Express

Mail Stop 3561

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/Pre-Effective Amendment One

File No.: 333-145712

Dear Mr. Owings:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect developments in the business of Cox Distributing, Inc.  The paragraph numbers below correspond to the numbered comments in your September 24, 2007 letter of comment.

General

1.

We note your comment, but notwithstanding the number of shares being registered by the Company’s President (903,800 shares) and others (an additional 896,200 shares) we contend that the  nature of the offering is not a primary offering.  We agree that we are not eligible to utilize Form S-3, however we do have the right to utilize Rule 415(a)(4).  Our President may be deemed to be an underwriter for purposes of this offering as disclosed in “Selling Stockholders”, “Market for Securities” and “Plan of Distribution” sections of the Company’s Prospectus; in the latter two sections by way of this First Amendment.

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 3, 2007

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/A1

File No.: 333-145712

As aforesaid, we feel that the Registration Statement is a resale Registration Statement by purchasers of the shares including our President. Aside from the Company’s President, the balance of the purchasers are people known or related to the Company and/or people doing business with the Company which is not an unusual situation for small companies. As such, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters.  We have identified as heretofore indicated, the Company’s President as an underwriter.  The principal reason that shares were sold to friends, relative and/or business associates of the Company’s founder and principal is that those were the persons that such founder felt would be willing to make a nominal investment for their shares.  No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of the “Prospectus”.  A reason for such offering is as described in the first paragraph to “Use of Proceeds” to the Prospectus.

In arriving at the above conclusion, we have taken into account and consideration telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.  In arriving at the above-referenced conclusion, we have given consideration to the factors referred to in the above-referenced telephone interpretation and are further aware that none of the sellers and most particularly the Company’s President are in the business of underwriting securities nor are any Company selling stockholders acting as a conduit for the Company.

The additional facts in support of our belief and in response to the Commission’s aforesaid September 24, 2007 letter are as follows.

The principal selling shareholder, Stephen E. Cox, who is Chairman and President of the Company and who is registering 50.2% of all shares being registered, acquired such shares upon the Company’s incorporation in April 2007.  However, such shares relate back to his forming an unincorporated business in January 1984 (emphasis added) with Mr. Cox receiving his shares in the Issuer in exchange for his entire interest in the aforesaid unincorporated business established in January 1984.  With respect to such facts, your attention is respectfully directed to Note 1 of the Company December 31, 2006 audited financial statements which reads, in part, as follows: “…The acquisition of Cox Distributing (“Predecessor”) by Cox Distributing, Inc. (“Cox ”) has been accounted for as a reverse acquisition for financial accounting purposes….”.

The balance of 900,000 shares owned by 39 individuals (of which 896,200 shares are being registered) were issued in June 2007 and include 320,000 shares owned by the undersigned.

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 3, 2007

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/A1

File No.: 333-145712

We have indicated, directly above, the manner in which Mr. Cox, the Issuer’s President, Chief Executive Officer and Chief Financial Officer acquired his shares and the manner in which those additional shareholders acquired their shares is as indicated in the “Use of Proceeds” section of the Registration Statement which reads as follows:

“In April 2007, upon incorporation in Nevada, 9,100,000 shares of our common stock were issued to our president and founder, Stephen E. Cox.  Thereafter, in June 2007, we sold 900,000 shares of our common stock to 39 people for $900.  The sale of such shares was not specifically or solely intended to raise financing since the funds raised were de minimis.  It was also intended to get relatives and/ our business associates of management involved in our business.  Although these stockholders have no obligation to provide any services to us, management hopes that these new stockholders and their families may provide us with valuable services such as recommending our services and providing us with business advice in any areas of expertise or knowledge that they may have that can be of value and assistance to us.”

We further indicated in the “Selling Stockholders” section of the Registration Statement, the manner in which Company shareholders acquired their shares and amplified upon same by filing, as Exhibit 10.3 to the Registration Statement, the form of Investment Letter signed by each shareholder including our President.

Insofar as each shareholder’s relationship to the Issuer and the amount of shares involved, we respectfully direct your attention to the “Selling Stockholders” section and in particular, the column entitled “Relationship To Cox Distributing Or Affiliates”.

We have been advised by management that none of the selling shareholders are in the business of underwriting securities and have further indicated in the aforesaid “Selling Stockholders” section that “To the best of management’s knowledge, none of the Selling Stockholders are broker/dealers or affiliates of broker/dealers.”

As previously indicated and as reiterated  to the undersigned by Issuer’s management, none of the selling shareholders including our President are acting as a conduit for the Issuer.  Further evidence of same is that if and when a market develops for Issuer’s securities, selling shareholders and particularly our President may reasonably anticipate selling their shares for substantially more than their initial cost especially those 39 selling stockholders who acquired their 900,000 shares of common stock at $.001 per share.

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 3, 2007

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/A1

File No.: 333-145712

We have been advised by the Company’s President that the reason the shares were sold to friends, relatives and/or business associates of the Company’s founders and principal is that those were the persons that the founder felt would be willing to make a nominal investment for their shares, due in part to the fact that the Issuer (in its various forms, i.e., from unincorporated entity in January 1984 to incorporation in April 2007 and further to the present) has a retained earnings deficit of $3,546 at June 30, 2007 and for years ended December 31, 2006 and 2005 had net income (loss) of $(4,845) and $2,996 respectively, thereby making it difficult, if not impossible to approach persons to make a substantial stock purchase in the Issuer and accordingly, the Issuer’s President limited the offering solely to friends, family and/or business associates.

The aforesaid Investment Letter at paragraph 5 therein states:

“I further acknowledge that I have made an adequate investigation of the affairs of the Company to make a reasoned judgment as to the value of the shares, such investigation consisted of the undersigned having had the opportunity to ask questions of and receive answers from executive officers of the Company and was provided with access to the Company’s documents and records in order to verify the information provided.  I further represent that I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of my investment, and the Company had grounds to reasonably believe immediately prior to making the sale to me that I come within this description as described above.”

As indicated in the aforesaid telephonic release “the question of whether an offering styled a secondary one is really on behalf of the Issuer is a difficult factual one…”.  In arriving at our conclusions, we have given consideration to: (i) how long our President held his shares as well as the length of time other shareholders held their shares; (ii) circumstances under which our President received his shares (in exchange for his interest in unincorporated entity formed in 1984) as well as the nominal consideration paid by the other shareholders and the reason for such nominal consideration as heretofore indicated in the quoted language from the “Use of Proceeds” section of the Prospectus; (iii) president’s relationship to the Issuer as well as the relationships of all stockholders to the Issuer; (iv) number of shares involved; (v) fact that neither the President nor any selling stockholder is in the business of underwriting securities; and (vi) the fact that the neither the President nor any selling stockholder is acting as a conduit for the Issuer.

For the reasons indicated above, we have not revised the “Cover Page”, “Prospectus Summary”, “Selling Stockholders” or “Plan of Distribution” sections of the Prospectus and have left the language regarding Selling Stockholders selling at a fixed price until the Company’s shares are quoted on the OTCBB as is.

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 3, 2007

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/A1

File No.: 333-145712

Risk Factors

2.

In all cases throughout the Registration Statement we have changed the term “Cox” to either “we” or “Cox Distributing.” We have also eliminated the numbering of Risk Factors although we believe that the numbering makes identification of individual Risk Factors easier.

3.

Please be advised that:

▪

The products that we distribute are organic and are designed to avoid environmental risk as indicated in paragraph “3” to “Business” in SB-2.

▪

We have added a risk factor discussing the concentration of our business in eastern Idaho.

▪

We have added a paragraph describing the anti-takeover risks inherent in our ability to issue blank check preferred stock to the risk factor Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and with the ability to affect adversely stockholder voting power and perpetuate their control over us.

We depend on a very limited number of customers…

4.

We have identified the names of our key customers and vendors in the applicable Risk Factors.

We depend on a very limited number of customers…

5.

We have made the revisions suggested by you.

We do not expect to pay dividends in the foreseeable future.

6.

We edited the Risk Factor to link the risk directly to our lack of sufficient cash flow.

Management’s Discussion and Analysis of Financial Condition or Plan of Operations

7.

We have provided additional disclosure based on the information available to us.

8.

We  included a separate discussion of cost of sales which had previously been discussed indirectly in our discussion of sales.

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 3, 2007

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/A1

File No.: 333-145712

Business

9.

We do not have any material agreements other than those already included as exhibits to the Registration Statement.

10.

The products that we distribute are organic and are designed avoid environmental risk. Our vendors deal with issues, if any, of a legal and environmental nature concerning the industry in which their products are sold.

Certain Relationships and Related Transactions

11.

We have added disclosure describing the issuance of shares to Mr. Cox in April 2007.

Plan of Distribution

12.

We have revised and clarified the fact that Mr. Stephen Cox having been deemed an underwriter may not rely on Rule 144.  See sections entitled “Selling Stockholders”, “Market for Securities” and “Plan of Distribution”.

Financial Statements

Note 1 – Organization

13.

We receive specific orders from customers. We purchase the amount of product that has been specifically ordered from vendors. The purchased products are generally maintained at warehouses. We deliver the orders to customers immediately and often are paid upon delivery. We have the inventory in our possession for short periods of time. The prices that we charge are based on our estimates and knowledge of the prices charged by others for similar or competitive products. Prices are also subject to negotiation with customers. We have no formal return policies with vendors.

Note 2 – Summary of Significant Accounting Policies

14.

We have edited our disclosure as requested.

15.

We have changed the balance sheet caption to indicate that the accrued expenses relate entirely to professional fees.

H. Christopher Owings, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

October 3, 2007

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/A1

File No.: 333-145712

Balance Sheet

16.

The change has been made.

Changes in Stockholders’ Equity

17.

We have added a footnote disclosing activity in stockholders’ equity for the period from January 1, 2007 to June 30, 2007.

18.

We have made the change requested by you.

Signature

19.

We have identified Mr. Cox as the principal financial officer.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Cox Distributing, Inc.

Li & Company, PC